
Mailstop 3233

October 11, 2017

Via E-Mail
David E. Berger
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

>   **Re:**   **Information Services Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 15, 2017**
>   **Form 10-Q for the quarterly period ended June 30, 2017**
>   **Filed August 7, 2017**
>   **Form 8-K filed August 7, 2017**
>   **File No. 1-33287**

Dear Mr. Berger:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.   We note that the increase in operating expenses was due in part to SG&A expenses and direct expenses. In future periodic filings, please provide quantitative detail of the material components of these expenses in your discussion of results of operations as well

as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

2.   We note your discussion of exposure to foreign currency exchange rate risk and your expectation that international revenues will continue to grow. In future periodic filings, please revise to expand your discussion to provide one of the disclosure alternatives as prescribed in Item 305(a) of Regulation S-K or tell us why such disclosure is not material to investors.

Form 10-Q for interim period ended June 30, 2017

Note 8 – Segment and Geographical Information

3.   We note that you have publicly indicated that ISG Digital Services represents 35% of your overall revenue and climbing. Please tell us what consideration you gave to presenting your Digital Services operations as a separate reportable segment. In your response, address how you considered paragraph 10 of ASC 280-10-50.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 16

4.   We note you present results for Adjusted EBITDA, Adjusted net income, and Non-GAAP earnings per share before discussing the comparable GAAP results which may result in undue prominence given to them. In future periodic filings, please revise to present the most comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 8-K filed August 7, 2017

Exhibit 99.1

5.   You disclose your results on a constant currency basis which appear to be non-GAAP financial measures. In future periodic filings, please describe the process for calculating the currency effects, including which period's exchange rate is used.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
  Commodities